Exhibit 12.1

SYNCHRONY FINANCIAL

Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31,
	2017	2016	2015	2014	2013	2012

Earnings (a)	$1,570	$3,570	$3,531	$3,386	$3,142	$3,376
Plus:
Interest included in expense (b)	638	1,184	1,063	877	703	694
Amortization of debt expense and discount or premium on indebtedness	21	64	72	45	39	51
One third of rental expense (c)	13	25	28	21	17	17
Adjusted "earnings"	$2,242	$4,843	$4,694	$4,329	$3,901	$4,138

Fixed Charges:
Interest included in expense (b)	$638	$1,184	$1,063	$877	$703	$694
Amortization of debt expense and discount or premium on indebtedness	21	64	72	45	39	51
One third of rental expense (c)	13	25	28	21	17	17
Total fixed charges	$672	$1,273	$1,163	$943	$759	$762

Ratio of earnings to fixed charges	3.3	3.8	4.0	4.6	5.1	5.4

(a) Earnings before income taxes
(b)	Includes interest on tax deficiencies
(c)	Considered to be representative of interest factor in rental expense